UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                  Under the Securities and Exchange Act of 1934

                               (Amendment No. 1)*

                     Crown Castle International Corporation

                                (Name of Issuer)

                           Common Stock $.01 par value

                         (Title of Class of Securities)

                                    228227104

                                 (CUSIP Number)

                             Mary Ellen O'Mara, Esq.

                           Hutchins, Wheeler & Dittmar

                           A Professional Corporation

                               101 Federal Street

                                Boston, MA 02110

                                 (617) 951-6600

           (Name, Address and Telephone Number of Person Authorized to

                       Receive Notices and Communications)


                        February 3, 2000 - March 31, 2000

             (Date of Event Which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.         228227104

1.       Names of Reporting Persons.        Berkshire Investors LLC
         I.R.S. Identification Nos. of above persons (entities only).


2.       Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)    [   ]
         (b)    [ X ]


3.       SEC Use Only

4.       Source of Funds (See Instructions)


5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)


6.       Citizenship or Place of Organization                 Massachusetts


Number of           7.     Sole Voting Power         644,004
Shares Bene-
ficially Owned      8.     Shared Voting Power                0
by Each
Reporting           9.     Sole Dispositive Power             644,004
Persons With
                    10.    Shared Dispositive Power           0


11.      Aggregate Amount Beneficially Owned by Each Reporting Person  644,004


12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)


13.      Percent of Class Represented by Amount in Row (11)            0.44%


14.      Type of Reporting Person (See Instructions)          OO

CUSIP No.         228227104


1. Names of Reporting Persons. Berkshire Fund III, A Limited Partnership I.R.S. Identification Nos. of above persons (entities only).


2.       Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)    [   ]
         (b)    [ X ]



3.       SEC Use Only

4.       Source of Funds (See Instructions)          OO


5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)


6.       Citizenship or Place of Organization                 Massachusetts


Number of           7.     Sole Voting Power         35,935
Shares Bene-
ficially Owned      8.     Shared Voting Power                0
by Each
Reporting           9.     Sole Dispositive Power             35,935
Persons With
                    10.    Shared Dispositive Power           0


11.      Aggregate Amount Beneficially Owned by Each Reporting Person  35,935


12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)


13.      Percent of Class Represented by Amount in Row (11)            0.02%


14.      Type of Reporting Person (See Instructions)          PN

CUSIP No.         228227104


1.       Names of Reporting Persons.   Third Berkshire Associates Limited
                                       Partnership
         I.R.S. Identification Nos. of above persons (entities only).


2.       Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)    [   ]
         (b)    [ X ]



3.       SEC Use Only

4.       Source of Funds (See Instructions)          OO


5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)


6.       Citizenship or Place of Organization                 Massachusetts


Number of           7.     Sole Voting Power         521,501
Shares Bene-
ficially Owned      8.     Shared Voting Power                0
by Each
Reporting           9.     Sole Dispositive Power             521,501
Persons With
                    10.    Shared Dispositive Power           0


11.      Aggregate Amount Beneficially Owned by Each Reporting Person  521,501

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)


13.      Percent of Class Represented by Amount in Row (11)            0.36%


14.      Type of Reporting Person (See Instructions)          PN

CUSIP No.         228227104


1.       Names of Reporting Persons.        Fourth Berkshire Associates LLC
         I.R.S. Identification Nos. of above persons (entities only).


2.       Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)    [   ]
         (b)    [ X ]



3.       SEC Use Only

4.       Source of Funds (See Instructions)          OO


5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)


6.       Citizenship or Place of Organization                 Massachusetts


Number of           7.     Sole Voting Power         4,988,332
Shares Bene-
ficially Owned      8.     Shared Voting Power                0
by Each
Reporting           9.     Sole Dispositive Power             4,988,332
Persons With
                    10.    Shared Dispositive Power           0


11.      Aggregate Amount Beneficially Owned by Each Reporting Person  4,988,332


12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)


13.      Percent of Class Represented by Amount in Row (11)            3.4%


14.      Type of Reporting Person (See Instructions)          PN

CUSIP No.         228227104


1.       Names of Reporting Persons.     Berkshire Fund IV Limited Partnership
         I.R.S. Identification Nos. of above persons (entities only).


2.       Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)    [   ]
         (b)    [ X ]



3.       SEC Use Only

4.       Source of Funds (See Instructions)          OO


5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)


6.       Citizenship or Place of Organization                 Massachusetts

Number of           7.     Sole Voting Power         4,988,332
Shares Bene-
ficially Owned      8.     Shared Voting Power                0
by Each
Reporting           9.     Sole Dispositive Power             4,988,332
Persons With
                    10.    Shared Dispositive Power           0


11.      Aggregate Amount Beneficially Owned by Each Reporting Person  4,988,332


12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)


13.      Percent of Class Represented by Amount in Row (11)            3.4%


14.      Type of Reporting Person (See Instructions)          PN

                 Amendment No. 1 to a Statement on Schedule 13D

                             Introductory Statement

This Amendment No. 1 amends the Statement on Schedule 13D relating to the common stock, par value $.01 per share (the "Shares"), of Crown Castle International Corp., a Delaware corporation (the "Company") filed with the Securities and Exchange Commission (the "Commission") on September 1, 1998 (the "Original
Schedule 13D"). This amendment is being filed on behalf of Berkshire Fund III, A Limited Partnership, Third Berkshire Associates Limited Partnership, Berkshire Fund IV, Limited Partnership, Fourth Berkshire Associates LLC, and Berkshire Investors, LLC (the "Berkshire Reporting Persons").

This amendment amends Items 4 and 5, with respect to information concerning the Berkshire Reporting Persons, of the Original Schedule 13D previously filed by Digital Future Investments B.V.; TeleDiffusion de France International S.A.; TeleDiffusion de France; France Telecom; Candover Investments plc; Candover (Trustees) Limited; Candover Partners Limited (as general partner of the Candover 1994 UK Limited Partnership, the Candover 1994 UK No. 2 Limited Partnership, the Candover 1994 US No. 1 Limited Partnership and the Candover 1994 US No. 2 Limited Partnership); Candover Services Limited; Ted B. Miller, Jr.; The Miller 1996 Gift Trust; Robert A. Crown (individually and for the Robert A. Crown grantor retained annuity trust); Barbara A. Crown (individually and for the Barbara A. Crown grantor retained annuity trust); Berkshire Fund III, A Limited Partnership; Third Berkshire Associates Limited Partnership; Berkshire Fund IV, Limited Partnership; Fourth Berkshire Associates LLC; Berkshire Investors LLC; Centennial IV; Holdings IV; Centennial V; Entrepreneurs V; Holdings V; Nassau Capital Partners II, L.P.; Nassau Capital LLC; NAS Partners I, L.L.C.; Fay, Richwhite Communications Limited; PNC Venture Corp.; PNC Holding Corp.; PNC Bank Corp.; American Home Assurance Company; American International Group, Inc.; New York Life Insurance Company; The Northwestern Mutual Life Insurance Company; Harvard Private Capital Holdings, Inc.; Charlesbank Capital Partners, LLC; Prime VIII, L.P. and Prime SKA I, L.L.C. No Berkshire Reporting Person assumes responsibility for the completeness or accuracy of the information contained in the Original Schedule 13D or any amendment to the Original Schedule 13D concerning any other person.

Item 4.  Purpose of Transaction.

This Item is supplemented as follows:

On  February  3, 2000,  Berkshire  Fund III and  Berkshire  Fund IV  distributed
1,471,563 Shares and 3,137,506 Shares respectively to their partners. On February 11, 2000, Berkshire Fund III and Berkshire Fund IV distributed an additional 1,471, 563 Shares and 3,137,506 Shares respectively to their partners.

On February 28, 2000, Berkshire Investors distributed 4,738 Shares in the aggregate to its members, and Third Berkshire Associates distributed 123,000 Shares in the aggregate to its partners.

Between the dates of February 28, 2000 and March 15, 2000 Berkshire Investors made the following sales in the open market:



         Date              Number of Shares Sold           Price Per share

       02/28/00                   195,000                      $31.46
       02/29/00                   276,156                      $31.59
       03/02/00                   281,769                      $35.56
       03/02/00                       581                      $39.75
       03/06/00                    19,156                      $40.52
       03/07/00                    28,147                      $40.21
       03/08/00                     8,600                      $39.52
       03/09/00                    65,286                      $40.33
       03/10/00                    39,250                      $41.11
       03/13/00                    11,728                      $41.05
       03/13/00                    24,472                      $41.61
       03/14/00                    15,455                      $41.14
       03/15/00                     1,872                      $40.00

Between the dates of March 6, 2000 and March 13, 2000 Berkshire Fund III made the following sales in the open market:

          Date              Number of Shares Sold           Price Per share

       03/06/00                    72,106                      $40.52
       03/07/00                   105,952                      $40.21
       03/08/00                    32,374                      $39.52
       03/09/00                   245,751                      $40.33
       03/10/00                   147,745                      $41.11
       03/13/00                    44,147                      $41.05
       03/13/00                    92,120                      $41.61

Between the dates of March 6, 2000 and March 14, 2000 Berkshire Fund IV made the following sales in the open maret:

         Date              Number of Shares Sold           Price Per share

       03/06/00                   153,738                      $40.52
       03/07/00                   225,901                      $40.21
       03/08/00                    69,026                      $39.52
       03/09/00                   523,963                      $40.33
       03/10/00                   315,005                      $41.11
       03/13/00                    94,125                      $41.05
       03/13/00                   196,408                      $41.61
       03/14/00                   154,545                      $41.14

Fourth Berkshire Associates sold 870,995 Shares in the open market at a price of $33.22 per Share on March 1, 2000 and 293,001 Shares in the open market at a price of $35.56 per Share on March 2, 2000.

Third Berkshire Associates sold 379,302 Shares in the open market at a price of $35.56 on March 2, 2000, 23,128 Shares in the open market at a price of $40.00 on March 15, 2000 and 10,000 Shares in the open market at a price of $40.10 on March 15, 2000.

On March 15, 2000, Berkshire Fund III distributed 2,376,194 Shares in the aggregate to their partners.

On March 15, 2000 Berkshire Investors distributed 3,086 Shares in the aggregate to its members.

On March 15, 2000 Third Berkshire Associates distributed 30,000 Shares in the aggregate to one of its partners.

All of the foregoing transactions were done in the ordinary course of operations. Additional sales and or distributions may be made in the future.

Item 5.  Interest in Securities of the Issuer.

This Item is supplemented and amended as follows:

The information contained in Item 4 of this Amendment No. 1 is hereby incorporated into this Item 5 by reference in its entirety.

Berkshire Fund III, A Limited Partnership

Berkshire III has sole voting power with respect to 35,935 Shares and has sole dispositive power with respect to 35,935 Shares. Berkshire III is the direct beneficial owner of 35,935 Shares (including warrants for the purchase of 35,935 Shares), or approximately 0.02% of the 146,859,846 Shares outstanding as of February 7, 2000, as reported in the Company's amendment to its Form S-3.

In addition to the Shares directly held by Berkshire III identified above, Carl Ferenbach holds options for the purchase of 30,000 Shares. Such options were issued to Mr. Ferenbach in connection with his services to the Issuer as a director. Mr. Ferenbach disclaims beneficial ownership of such Shares, but Berkshire III may be deemed to have indirect beneficial ownership of such Shares.

Third Berkshire Associates Limited Partnership

Third Berkshire Associates has sole voting power with respect to 521,501 Shares and has sole dispositive power with respect to 521,501 Shares (including warrants for the purchase of 35,935 Shares), or approximately 0.36% of the 146,859,846 Shares outstanding as of February 7, 2000, as reported in the Company's amendment to its Form S-3. Third Berkshire Associates may be deemed to have indirect beneficial ownership of the Shares beneficially owned by Berkshire III.

In addition to the Shares beneficially owned by Third Berkshire Associates identified above, Carl Ferenbach holds options for the purchase of 30,000 Shares. Such options were issued to Mr. Ferenbach in connection with his services to the Issuer as a director. Mr. Ferenbach disclaims beneficial ownership of such Shares, but Third Berkshire Associates may be deemed to have indirect beneficial ownership of such Shares.

Berkshire Fund IV, Limited Partnership

Berkshire IV has sole voting power with respect to 4,988,332 Shares and has sole dispositive owner with respect to 4,988,332 Shares. Berkshire IV is the direct beneficial owner of the 4,988,332 Shares (including warrants for the purchase of 29,255 Shares), or 3.4% of the 146,859,846 Shares outstanding as of February 7, 2000, as reported in the Company's amendment to its Form S-3.

In addition to the Shares directly held by Berkshire IV identified above, Carl Ferenbach holds options for the purchase of 30,000 Shares. Such options were issued to Mr. Ferenbach in connection with his services to the Issuer as a director. Mr. Ferenbach disclaims beneficial ownership of such Shares, but Berkshire IV may be deemed to have indirect beneficial ownership of such Shares.

Fourth Berkshire Associates LLC

Fourth Berkshire Associates has sole voting power with respect to 4,988,332 Shares and has sole dispositive power with respect to 4,988,332 Shares. Fourth Berkshire Associates may be deemed to have indirect beneficial ownership of the Shares beneficially owned by Berkshire IV.

In addition to the Shares beneficially owned by Fourth Berkshire Associates identified above, Carl Ferenbach holds options for the purchase of 30,000 Shares. Such options were issued to Mr. Ferenbach in connection with his services to the Issuer as a director. Mr. Ferenbach disclaims beneficial ownership of such shares, but Fourth Berkshire Associates may be deemed to have indirect beneficial ownership of such Shares.

Berkshire Investors LLC

Berkshire Investors LLC has sole voting power with respect to 644,004 Shares and has sole dispositive power with respect to 644,004 Shares. Berkshire Investors is the direct beneficial owner of the 644,004 Shares (including warrants for the purchase of 4,810 Shares), or 0.44%, of the 146,859,846 Shares outstanding as of February 7, 2000, as reported in the Company's amendment to its Form S-3.

In addition to the Shares directly held by Berkshire Investors LLC identified above, Carl Ferenbach holds options for the purchase of 30,000 Shares. Such options were issued to Mr. Ferenbach in connection with his services to the Issuer as a director. Mr. Ferenbach disclaims beneficial ownership of such shares, but Berkshire Investors LLC may be deemed to have indirect beneficial ownership of such Shares.

Item 6.  Material to be Filed as Exhibits

         Exhibit      1.   Amendment   dated   November  12,  1998  to  the
                           Stockholders Agreement dated August 21, 1998 among Crown Castle International Corp. and certain stockholders, incorporated by reference to Exhibit 15 to the amended statement on Schedule 13D filed by Candover Investments plc, Candover (Trustees)
                           Limited, Candover Partners Limited (as general partner of the Candover 1994 UK Limited Partnership, the Candover 1994 UK No. 2 Limited Partnership, the Candover 1994 US No. 1 Limited Partnership and the Candover 1994 US No. 2 Limited Partnership) and Candover Services Limited on November 9, 1999 (the "Candover 13D").

         Exhibit 2. Amendment dated May 24, 1999 to the Stockholders Agreement dated August 21, 1998 among Crown Castle International Corp. and certain stockholders, incorporated by reference to Exhibit 16 to the Candover 13D.

         Exhibit      3.   Amendment   dated   August   11,   1999  to  the
                           Stockholders Agreement dated August 21, 1998 among Crown Castle International Corp. and certain stockholders, incorporated by reference to Exhibit 17 to the Candover 13D.

         Exhibit      4.   Amendment   dated   October   1,   1999  to  the
                           Stockholders Agreement dated August 21, 1998 among Crown Castle International Corp. and certain stockholders, incorporated by reference to Exhibit 18 to the Candover 13D.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  April 21, 2000                  BERKSHIRE FUND III,
                                        A LIMITED PARTNERSHIP

                                        By:   /s/ Carl Ferenbach
                                           Name:   Carl Ferenbach
                                           Title:  Managing Director of Third
                                                   Berkshire Managers LLC, the
                                                   General Partner of Third
                                                   Berkshire Associates
                                                   Limited Partnership, its
                                                   General Partner

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  April 21, 2000                   BERKSHIRE FUND IV, LIMITED PARTNERSHIP

                                        By:   /s/ Carl Ferenbach
                                           Name:   Carl Ferenbach
                                           Title:  Managing Director,
                                                Fourth Berkshire Associates LLC

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  April 21, 2000                   BERKSHIRE INVESTORS LLC


                                        By:    /s/ Carl Ferenbach
                                           Name:   Carl Ferenbach
                                           Title:  Managing Director

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  April 21, 2000                   FOURTH BERKSHIRE ASSOCIATES, LLC

                                        By:    /s/ Carl Ferenbach
                                           Name:  Carl Ferenbach
                                           Title: Managing Director

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  April 21, 2000                   THIRD BERKSHIRE ASSOCIATES
                                         LIMITED PARTNERSHIP

                                         By:   /s/ Carl Ferenbach
                                            Name:  Carl Ferenbach
                                            Title:    Manager Director of
                                                      Third Berkshire
                                                      Managers LLC, its
                                                      General Partner